SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 13)

Biolase, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

September 30, 2016

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,079,422 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,079,422* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.04%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 850,797 shares of Common Stock (defined below) issuable upon exercise of the Warrants (defined in Amendment No. 12), which became exercisable on September 30, 2016 as a result of the receipt of the Requisite Stockholder Approval (defined and described further in the Securities Purchase Agreement dated August 1, 2016 and filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer (defined below) on August 2, 2016).  Does not include other existing warrants for an aggregate of 1,344,186 Shares of Common Stock which are not currently exercisable due to the 19.99% Limitation.
** This percentage is based on a total of 68,416,748 Shares (defined in Amendment No. 12) outstanding, which is the sum of 58,716,551 Shares outstanding as of September 1, 2016, plus 8,849,400 Shares issued upon the automatic conversion of 88,494 shares of Preferred Stock on September 30, 2016, plus 850,797 Warrants that can be exercised as of September 30, 2016.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 10,434,673 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 10,434,673 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,434,673* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.27%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 749,027 shares of Common Stock issuable upon exercise of the Warrants, which became exercisable on September 30, 2016 as a result of the receipt of the Requisite Stockholder Approval. Does not include other existing warrants for an aggregate of 336,047 Shares of Common Stock, which are not currently exercisable due to the 19.99% Limitation.
** This percentage is based on a total of 68,314,978 Shares (defined in Amendment No. 12) outstanding, which is the sum of 58,716,551 Shares outstanding as of September 1, 2016, plus 8,849,400 Shares issued upon the automatic conversion of 88,494 shares of Preferred Stock on September 30, 2016, plus 749,027 Warrants that can be exercised as of September 30, 2016.

SCHEDULE 13D
CUSIP No. 411307101

1		Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,131,007 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,131,007 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,131,007 * (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.15%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 101,770 shares of Common Stock issuable upon exercise of the Warrants, which became exercisable on September 30, 2016 as a result of the receipt of the Requisite Stockholder Approval. Does not include other existing warrants for an aggregate of 470,465 Shares of Common Stock, which are not currently exercisable due to the 19.99% Limitation.
** This percentage is based on a total of 67,667,721 shares outstanding, which is the sum of 58,716,551 Shares outstanding as of September 1, 2016, plus 8,849,400 Shares issued upon the Automatic Conversion of 88,494 shares of Preferred Stock on September 30, 2016, plus 101,770 Warrants that can be exercised as of September 30, 2016.

SCHEDULE 13D
CUSIP No. 411307101

1		Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,513,742 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,513,742 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,513,742 (See Item 5)*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.72%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Does not include other existing warrants for an aggregate of 537,764 Shares of Common Stock, which are not currently exercisable due to the 19.99% Limitation.
** This percentage is based on a total of 67,565,951 shares outstanding, which is the sum of 58,716,551 Shares outstanding as of September 1, 2016, plus 8,849,400 Shares issued upon the Automatic Conversion of 88,494 shares of Preferred Stock on September 30, 2016.

SCHEDULE 13D

CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 15,079,422 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,079,422 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,079,422* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.04%
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 850,797 shares of Common Stock (defined below) issuable upon exercise of the Warrants (defined in Amendment No. 12), which became exercisable on September 30, 2016 as a result of the receipt of the Requisite Stockholder Approval (defined and described further in the Securities Purchase Agreement dated August 1, 2016 and filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer (defined below) on August 2, 2016).  Does not include other existing warrants for an aggregate of 1,344,186 Shares of Common Stock which are not currently exercisable due to the 19.99% Limitation.
** This percentage is based on a total of 68,416,748 Shares (defined in Amendment No. 12) outstanding, which is the sum of 58,716,551 Shares outstanding as of September 1, 2016, plus 8,849,400 Shares issued upon the automatic conversion of 88,494 shares of Preferred Stock on September 30, 2016, plus 850,797 Warrants that can be exercised as of September 30, 2016.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,513,742 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,513,742 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,513,742* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.72%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

* Does not include other existing warrants for an aggregate of 537,764 Shares of Common Stock, which are not currently exercisable due to the 19.99% Limitation.
** This percentage is based on a total of 67,565,951 shares outstanding, which is the sum of 58,716,551 Shares outstanding as of September 1, 2016, plus 8,849,400 Shares issued upon the Automatic Conversion of 88,494 shares of Preferred Stock on September 30, 2016.

This Amendment No. 13 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014, Amendment No. 10, filed on March 9, 2015, Amendment No. 11, filed on November 12, 2015 and Amendment No. 13, filed on August 3, 2016 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common par value $0.001 per share (“Common Stock”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 4.  Purpose of Transaction.
Item 4 of the Statement is hereby supplemented as follows:

On September 30, 2016, the Issuer held a special meeting of its stockholders (the “Special Meeting”) at which the stockholders were asked to vote, among other things, to ratify the terms and issuance of the Preferred Stock (defined in Amendment No. 12) and related Warrants, including the removal of the 19.99% Limitation, and to approve the issuance of such number of Shares issuable upon full conversion of the Preferred Stock and upon the full exercise of the Warrants, in each case, including shares issuable pursuant to customary anti-dilution provisions (the “Issuance Proposal”).  The stockholders voted to approve the Issuance Proposal at the Special Meeting, upon which each share of Preferred Stock automatically converted into 100 Shares, for an aggregate of 3,699,100 shares issued to the Reporting Person and reflecting a conversion price of $1.13 per Share (the “Automatic Conversion”), and the 19.99% Limitation was removed from the Warrants.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

This aggregate percentage of Shares reported owned by each person named herein is the sum of 58,716,551 Shares outstanding as of September 1, 2016, reported in the Issuer’s Schedule 14A, filed with the Securities and Exchange Commission on September 7, 2016,  plus 8,849,400 Shares issued upon the Automatic Conversion of 88,494 shares of Preferred Stock on September 30, 2016, plus the following number of  Shares issuable upon the exercise of Warrants that can be exercised as of September 30, 2016: (i) in the case of Mr. Larry Feinberg and General Partner (as defined below), 850,797, (ii) in the case of Partner (as defined below) 749,027, and (iii) in the case of Institutional Partners (defined below), 101,770. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.
(a, b) Partners

As of the date hereof, Oracle Partners, L.P. (“Partners”) may be deemed to be the beneficial owner of 10,434,673 Shares, constituting approximately 15.25% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,434,673 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,434,673 Shares.

The above numbers do not include 336,047 warrants that are not currently exercisable.

(a, b) Institutional Partners

As of the date hereof, Oracle Institutional Partners, L.P. (“Institutional Partners”) may be deemed to be the beneficial owner of 2,131,007 Shares, constituting approximately 3.15% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,131,007 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,131,007 Shares.

The above numbers do not include 470,465 warrants that are not currently exercisable.

(a, b) Ten Fund

As of the date hereof, Oracle Ten Fund Master, L.P. (“Ten Fund”) may be deemed to be the beneficial owner of 2,513,742 Shares, constituting approximately 3.72% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,513,742 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,513,742 Shares.

The above numbers do not include 537,674 warrants that are not currently exercisable.

(a, b) General Partner

Oracle Associates, LLC (“General Partner”), as the general partner of Partners, Institutional Partners, and Ten Fund, may be deemed to be the indirect beneficial owner of 15,079,422 Shares held in Partners, Institutional Partners and Ten Fund, constituting approximately 22.04% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 15,079,422 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 15,079,422 Shares.

The above numbers do not include 1,344,186 warrants that are not currently exercisable.

(a, b) Manager

Oracle Investment Management, Inc. (“Manager”), as the investment manager of Ten Fund, may be deemed to be the indirect beneficial owner of 2,513,742 Shares held by Ten Fund, constituting approximately 3.72% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,513,742 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,513,742 Shares.

The above numbers do not include 537,674 warrants that are not currently exercisable.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 15,079,422 Shares constituting approximately 22.04% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 15,079,422 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 15,079,422 Shares.

The above numbers do not include 1,344,186 warrants that are not currently exercisable.

c)	As of the date hereof, no transaction in the Shares had been effected by the Reporting Persons within the past 60 days.
d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
e)	Not applicable.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 6, 2016	ORACLE PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: October 6, 2016	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 3, 2016	ORACLE INSTITUTIONAL PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: October 6, 2016	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: October 6, 2016	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director

Dated: October 6, 2016	LARRY N. FEINBERG /s/ Larry N. Feinberg